                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 11-K


       [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2000

                                      OR

       [_]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ____________ to __________


                        Commission file number 0-18298

                       UNITRIN, INC. 401(K) SAVINGS PLAN
--------------------------------------------------------------------------------
                           A.  (Full Title of Plan)


                                 Unitrin, Inc.
                             One East Wacker Drive
                              Chicago, IL  60601
--------------------------------------------------------------------------------
     B.  (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information
--------------------


Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the fiscal year ended December 31, 2000, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2000, and the related schedule thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or are not required under ERISA.




                                                                Pages
     ----------------------------------------------------------------
     Independent Auditors' Report                                 1

     Statements of Net Assets Available for Plan Benefits
      as of December 31, 2000 and 1999                            2

     Statement of Changes in Net Assets Available for Plan
       Benefits for the Year Ended December 31, 2000              3

     Notes to the Financial Statements                          4 - 7

     Schedule of Assets Held for Investment Purposes
       at December 31, 2000                                       8

                          Independent Auditors' Report
                          ----------------------------


The Plan Administrative Committee
Unitrin, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Unitrin, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's administrative committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  /s/  KPMG LLP
Chicago, Illinois
June 12, 2001

                       Unitrin, Inc. 401(k) Savings Plan
             Statements of Net Assets Available for Plan Benefits
                       As of December 31, 2000 and 1999
                            (Dollars in Thousands)


                                                      2000              1999
                                                 --------------  --------------
Assets
Investments (See Note 3)                          $    176,527    $    170,819

Other Assets                                             1,479           1,629
                                                 --------------  --------------

Net Assets Available for Plan Benefits            $    178,006    $    172,448
                                                 ==============  ==============



The Notes to the Financial Statements are an integral part of these financial statements.

                      Unitrin, Inc. 401(k) Savings Plan
        Statement of Changes in Net Assets Available for Plan Benefits
                     For the Year Ended December 31, 2000
                            (Dollars in Thousands)


Additions to Net Assets Attributed to:
    Investment Income (Loss):
       Net Depreciation
          in Fair Value                                        $       (17,749)
       Interest and Dividends                                           11,047
       Investment Expenses                                                (304)
                                                             -------------------
    Net Investment Income (Loss)                                        (7,006)
                                                             -------------------
    Contributions:
       Employer                                                          4,116
       Participant                                                      16,125
                                                             -------------------
    Total Contributions                                                 20,241
                                                             -------------------

    Transfers from Other Funds                                          61,423
                                                             -------------------
    Transfers from Other Benefit Plans (see Note 2)                     12,862
                                                             -------------------

Total Additions to Net Assets                                           87,520
                                                             -------------------
Deductions From Net Assets Attributed to:
    Benefits Paid to Participants                                       20,539
    Transfers to Other Funds                                            61,423
                                                             -------------------
Total Deductions from Net Assets                                        81,962
                                                             -------------------

Change in Net Assets Available
    for Plan Benefits                                                    5,558
Net Assets Available for Plan
    Benefits, Beginning of the Year                                    172,448
                                                             -------------------
Net Assets Available for
    Plan Benefits, End of the Year                             $       178,006
                                                             ===================

The Notes to the Financial Statements are an integral part of these financial statements.

                       UNITRIN, INC. 401(k) SAVINGS PLAN
                       NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

Note 1 - Basis of Presentation

The financial statements included herein have been prepared on the basis of accounting principles generally accepted in the United States of America.

Note 2 - Plan Description

The Plan is a defined contribution plan, which is available to employees of Unitrin, Inc. ("Unitrin") and certain of its subsidiaries (collectively the "Companies"). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee's first full month of employment.

Subject to Internal Revenue Code limitations, participants are allowed to defer and contribute between 1% and 15% of their compensation to the Plan. Effective January 1, 1999 for certain plan participants, Unitrin began to provide a monthly matching contribution of 50% of the first 6% of compensation contributed by each participant. For all other plan participants, the Company provides an annual matching contribution of 100% of the first $100 contributed by each participant and 50% of the next $400 contributed by each participant. For participants hired after January 1, 1997, Company contributions will be 100% vested after 5 years of employment.

The Plan provides for 100% vesting of Company contributions in the event of a Change of Control as defined in the Plan. Subject to certain limitations, participants are permitted to invest in certain investment funds sponsored by the Invesco group of companies, The Dreyfus Corporation ("Dreyfus"), Fidelity Investments, the Unitrin Common Stock Trust and in the White Mountains Stock Trust. An individual account is maintained by Invesco Retirement Plan Services, the Plan's recordkeeper, for each participant and updated to reflect the participant's contributions, actual investment income, and withdrawals. Each participant may suspend, resume, or change the rate of contribution and withdraw all or a portion of his vested account balance at any time, subject to certain restrictions. While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

A more detailed description of the Plan provisions is found in the formal Plan documents and in summary materials distributed to Plan participants.

Effective April 1, 2000, Valley Group Employees' 401(k) Savings Plan (the "Valley Plan") was merged into the Plan and, accordingly, its assets were transferred to the Plan. The Valley Plan was available for the eligible employees of Valley Insurance Company ("VIC"), Charter Indemnity Company ("Charter") and Mountain Valley Indemnity Company ("Mountain

Valley"), formerly a wholly-owned subsidiary of VIC. VIC and Charter are both wholly-owned subsidiaries of Valley Group, Inc., a wholly-owned subsidiary of Trinity Universal Insurance Company ("Trinity"), which is a wholly-owned subsidiary of Unitrin. On March 1, 2000, VIC completed the sale of Mountain Valley. All employees of Mountain Valley participating in the Valley Plan on the date of the sale maintained their investments in the Valley Plan, but they could not make additional contributions.

On July 26, 2000, United Insurance Company of America, a wholly-owned subsidiary of Unitrin completed the sale of its wholly-owned subsidiary, The Pyramid Life Insurance Company ("Pyramid"). All employees of Pyramid participating in the Plan on the date of the sale became fully vested.

Note 3 - Investments

All investments are directed by participants and held by the Plan's Trustee, Institutional Trust Company. Investments are carried at fair value based on the reported unit or share value of each investment. The number of shares comprising the participant-directed investments at December 31, 2000 was:

                Investment                                  Investment Advisor                        Shares
     ------------------------------------         ----------------------------------------     --------------------

     Invesco Dynamics Fund                        Invesco Funds Group                                     576,496
     Invesco Total Return                         Invesco Capital Management                              391,708
     IRT 500 Index                                Institutional Trust Company                             422,677
     IRT Stable Value                             Institutional Trust Company                          46,449,803
     AIM Value                                    AIM Advisors, Inc.                                    2,067,900
     Berger Small Cap Value                       Berger Funds                                             88,261
     PIMCO Total Return Fund                      Pacific Investment Management Co.                       200,168
     Janus Overseas Fund                          Janus Mutual Funds                                      311,982
     Fidelity Advisor Growth Fund                 Fidelity Management & Research Co.                      168,026
     Dreyfus Appreciation Fund, Inc.              Dreyfus                                                 591,136
     Unitrin, Inc.                                N/A                                                     339,821
     White Mountains                              N/A                                                       2,208

Fayez Sarofim & Co. is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc. Fayez S. Sarofim, the majority shareholder of Fayez Sarofim & Co., is also a director of Unitrin. Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

The following presents investments that represent 5 percent or more of the Plan's net assets:


     (Dollars in Thousands)


                Investment                                          2000                          1999
     ------------------------------------                  ----------------------        ----------------------
     Invesco Total Return                                             $    10,353                  $     11,808
     IRT 500 Index                                                         13,390                        12,061
     IRT Stable Value                                                      46,450                        47,617
     AIM Value                                                             25,870                        30,780
     Fidelity Advisor Growth Fund                                           8,280                         8,646
     Dreyfus Appreciation Fund, Inc.                                       25,383                        27,430
     Unitrin, Inc.                                                         13,806                        12,985
     Invesco Dynamics Fund                                                 13,703                         5,398

Note 4 - Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. In January 1996, the Plan obtained a favorable determination letter from the Internal Revenue Service. Subsequent to the receipt of the determination letter, the Plan was amended and is in process of seeking a determination letter for the amended plan. The Plan anticipates receiving a favorable determination.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant's taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993 certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant's account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Internal Revenue Code.

Taxable distributions from the Plan generally are subject to a 20% Federal income tax withholding unless directly rolled over into another qualified plan or Individual Retirement Account. Distributions of Unitrin common stock and White Mountains common stock generally are not subject to the 20% withholding, and special tax rules may apply to the calculation of "net unrealized appreciation" on such stock.

If the Plan's requirements concerning loans to participants are satisfied, the amount of the loan will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loan will be treated as a distribution from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest paid on the loan is generally not tax deductible.

                       Unitrin, Inc. 401(k) Savings Plan
                Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000
                            (Dollars in Thousands)

   EIN #: 95-4255452
   PLAN #:  003
                                Identity of Issuer,
        Party-in-                 Borrower, Lessor                                                             Current
        interest                  or Similar Party           Description of Investment            Cost          Value
  -------------------     ------------------------------   ----------------------------       -----------   -------------
            *               Invesco Dymanics Fund            Mutual Fund Shares              $     15,603     $    13,703

            *               Invesco Total Return             Mutual Fund Shares                    11,955          10,353

            *               IRT 500 Index                    Collective Trust                      13,856          13,390

            *               IRT Stable Value                 Collective Trust                      46,450          46,450

            *               AIM Value                        Mutual Fund Shares                    31,072          25,870

                            Berger Small Cap Value           Mutual Fund Shares                     2,017           2,244

                            PIMCO Total Return Fund          Mutual Fund Shares                     2,006           2,080

                            Janus Overseas Fund              Mutual Fund Shares                    10,797           8,280

                            Fidelity Advisor Growth Fund     Mutual Fund Shares                     7,880           5,739

            *               Dreyfus Appreciation Fund,       Mutual Fund Shares                    26,002          25,383
                            Inc.

            *               Unitrin, Inc.                    Common Stock                           9,908          13,806

                            White Mountains Ins. Group.      Common Stock                             297             703
                            Ltd.

            *               Invesco Cash Reserve             Mutual Fund Shares                         1               1

                            Participants                     Participant Loans (6.5% -              8,525           8,525
                                                             10.5%)
                                                                                           --------------   -------------

                                                                                             $    186,369     $   176,527
                                                                                           ==============   =============

*  This party involved is known to be a party-in-interest to the Plan.

See Accompanying Independent Auditors' Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of the Unitrin, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by Unitrin, Inc., which is hereunto duly authorized.

                                    UNITRIN 401K SAVINGS PLAN

                                    By: Unitrin, Inc.


                                    /s/ RICHARD ROESKE
                                    ------------------
                                    Richard Roeske
                                    Vice President and
                                    Chief Accounting Officer
                                    (Principal Accounting Officer)